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SEC FILE NUMBER
000-27338

CUSIP NUMBER
04651M204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Atari, Inc.

Full Name of Registrant
Infogrames, Inc.

Former Name if Applicable

417 Fifth Avenue

Address of Principal Executive Office (Street and Number)
New York, NY 10016

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Our financial statements will reflect a charge for impairment of goodwill. Our Board of Directors has not completed its determination of whether the charge should be the entire amount of goodwill ($54.1 million) or a substantial portion, but not all, of that goodwill. We cannot file our Form 10-K until that determination is made and audited. We anticipate being able to file the Form 10-K within the permitted 15 calendar day extension period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Kristina K. Pappa	(212)	726-4242
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Without taking account of the charge for impairment of goodwill, we would have had a net loss for the year ended March 31, 2007 of $17.2 million, equal to $1.28 per share, compared with a net loss for the year ended March 31, 2006 of $69.0 million, equal to $5.36 per share (giving effect to a one-for-ten reverse stock split). The charge for impairment of goodwill could increase the net loss by as much as $54.1 million or $4.02 per share. Net revenues for the year ended March 31, 2007 were approximately $121.6 million.

The information regarding what the net loss would have been without taking account of the charge for impairment of goodwill is not information calculated in accordance with generally accepted accounting principles. The Company’s net loss calculated in accordance with generally accepted accounting principles will include the charge for impairment of goodwill.

Atari, Inc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 14, 2007	By	/s/ Kristina K. Pappa

Kristina K. Pappa
Vice President, General Counsel, and Secretary